Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

February 21, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Christopher R. Bellacicco

Re: RiverNorth Managed Duration Municipal Income Fund II, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-274452; 811-23713); Response to Examiner Comments on N-2

Dear Ms. Hamilton and Mr. Bellacicco:

This letter responds to the staff’s comments that you provided via telephone on January 8, 2024, January 18, 2024 and January 22, 2024, in connection with your review of Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, and Amendment No. 5 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. These follow-up comments and responses also relate to the comment response letter filed by the Fund concurrently with the Registration Statement on December 22, 2023 (the “Comment Letter”). The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING Comments

1.	Footnote 5 has changed to indicate that the tender option bond (“TOB”) amount reflects the percentage of managed assets attributable to such leverage averaged over the year ended June 30, 2023, and a weighted average interest rate (emphasis added). Please supplementally explain why the higher amount of TOBs outstanding at June 30, 2023 was not reflected in the table. Further, please supplementally explain if the year-end interest rate for the TOB was materially different from the weighted average interest rate throughout the year.

The Registrant notes that given the fluctuation in the TOB leverage utilized throughout any given year and the unpredictability of future market interest rates, including the Securities Industry and Financial Markets Association (“SIFMA”) Municipal Swap Index rate that is utilized in the calculation of TOB interest rates, the Fund believes it is appropriate to utilize the actual leverage expenses incurred in the previous year as presented in the Financial Highlights in the Annual Report in the fee table and note the actual weighted average interest rate on the TOBs in Footnote (5) of the fee table. In addition, the Fund confirms that the year-end interest rate for the leverage was not materially different from the weighted average interest rate throughout the year.

2.	Please confirm that the Registrant has considered the impact of the rising interest rate environment and that the fee table is not materially misstated.

In light of the unpredictability of future market interest rates, the Fund believes that populating the fee table based on actual interest payments during the most recent fiscal year, as contemplated by Form N-2, is reasonable and is not materially misstated.

DISCLOSURE COMMENTS

3.	The Staff notes that the use of “Under normal market conditions” in the second sentence under the “Municipal Bond Income Strategy” section on page iv of the Prospectus is inconsistent with the Fund’s concentration policy as disclosed in the Statement of Additional Information. Please remove.

The requested change has been made in the Revised Registration Statement.

4.	Please remove “(as a percentage of offering price)” under the Annual Expenses table on page 16.

The requested change has been made in the Revised Registration Statement.

5.	Under the Market and Net Asset Value Information section, please include the information for the quarter ended December 31, 2023 in the table.

The Registrant has revised the disclosure accordingly.

6.	In reference to response 14.a included in the Comment Letter:

a.	Please supplementally explain if the “Pooled Investment Vehicles” or shareholders of such vehicles will be affiliates of the Fund? If so, please explain why this would not raise affiliated transaction concerns.

b.	Please supplementally explain whether the Fund anticipates high demand for the contemplated in-kind exchange program by “Pooled Investment Vehicle” shareholders and why a “Pooled Investment Vehicle” would participate in the contemplated in-kind exchange program.

c.	Please confirm that the contemplated in-kind exchange program will not be to the detriment of shareholders of the Fund and will not be primarily for the benefit of the shareholder offering shares of the “Pooled Investment Vehicle” and participating in the contemplated in-kind exchange program.

a.	The Fund confirms that such Pooled Investment Vehicles (as defined in the Comment Letter) or shareholders of such Pooled Investment Vehicles will not be affiliates of the Fund as defined in the 1940 Act and that any such transactions would comply with Section 17 of the 1940 Act.

b.	Although it is difficult to forecast the demand for the contemplated in-kind exchange program, the Fund believes that there could be robust demand given the potential benefits. For example, the shareholder exchanging shares of a Pooled Investment Vehicle for shares of the Fund may benefit from the Adviser’s opportunistic, active management of the Fund. Such shareholders may also receive a more diversified portfolio relative to the portfolio of the Pooled Investment Vehicle. In addition, many Pooled Investment Vehicles have relatively low or no liquidity in the secondary market, and a shareholder of a Pooled Investment Vehicle could potentially avoid additional discount widening or other adverse market impacts by utilizing the contemplated in-kind exchange program. Shareholders with unrealized losses in existing Pooled Investment Vehicles may also experience tax benefits by participating in the contemplated in-kind exchange program.

c.	The Registrant confirms that the contemplated in-kind exchange program will not be to the detriment of shareholders of the Fund and will not be primarily for the benefit of the shareholder offering shares of the “Pooled Investment Vehicle” and participating in the contemplated in-kind exchange program.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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